EXHIBIT 99.1

Stantec completes acquisition of Teshmont

60-person firm based in Winnipeg and Calgary strengthens power transmission and distribution expertise to key markets

EDMONTON, Alberta and WINNIPEG, Manitoba and NEW YORK, Oct. 01, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Global engineering and design firm Stantec has completed the acquisition of Teshmont, a Canadian-based electrical engineering consulting company specializing in high voltage power transmission and distribution engineering. Founded in 1966, Teshmont has worked with over 300 clients in more than 50 countries around the world to deliver advanced power delivery engineering solutions that are innovative, reliable, efficient, safe, and environmentally respectful. This acquisition further strengthens Stantec’s position in the transition to renewable energies currently underway, a strategic growth opportunity which is forecasted by the International Energy Agency to result in US$13 trillion in spending between 2020 and 2025.

“We have a long history of working with Teshmont on a variety of major energy projects. The success Stantec and Teshmont have had working together previously is an excellent framework for how our teams will come together as one entity moving forward,” says David Bernier, senior vice president, Power, Stantec. “Teshmont brings passionate, talented employees to our offices in Alberta and Manitoba, but I know their global expertise will be invaluable to clients and colleagues across our Company.”

Teshmont’s global reputation as leaders in advanced power transmission engineering brings technical expertise and brand recognition to Stantec’s existing Power practice, specifically strengthening Stantec’s Energy & Resources operations in Winnipeg, and will expand Stantec’s burgeoning renewable energy portfolio specifically wind, solar, hydro, co-generation, and energy capture programs.

“I know that our team at Teshmont is excited to be joining Stantec, a team we’ve worked well with on some of our most challenging projects,” says Ralph Kurth, president, Teshmont. “This acquisition provides our employees with a number of new opportunities, including career growth, the ability to work in new markets across the world, and the ability to provide a number of new services for our clients, including civil, mechanical, geotechnical engineering, and environmental services.”

Teshmont’s award-winning experience across the globe strengthens Stantec’s ability to provide clients with enhanced power service, and provide communities with safe, reliable, and renewable energy options.

  Manitoba Hydro needed to remove a common point of failure in its transmission network to ensure reliable access to renewable, clean energy. To achieve this, the client undertook the task of designing and constructing the Bipole III High Voltage Direct Current (HVDC) project. During construction, Bipole III was one of the largest and most technologically complex energy projects on the continent. Requiring special expertise for this one-of-a-kind project, Manitoba Hydro assigned the role of Owner’s Engineer to Teshmont and Stantec. Teshmont and Stantec were awarded the 2018 Association of Consulting Engineering Companies (ACEC) Manitoba Award of Excellence in the Energy Resource Development category for our work on this project, in addition to being selected for the Keystone Award—the project deemed best overall by the judges of the 25 projects submitted.
  The Western Alberta Transmission Line (WATL) Project is Alberta’s first in-service HVDC transmission system linking the major centres of Edmonton and Calgary. This project improved transmission system reliability, reduced system congestion, and saves over 350,000 tonnes of carbon emissions per year from entering the atmosphere—the equivalent of removing 65,000 vehicles from Alberta’s roads. Teshmont was engaged by AltaLink to act as the project’s Owner’s Engineer for the 2000 MW, 500 kV HVDC project. Teshmont was awarded the 2016 ACEC Manitoba Award of Excellence in the Energy Resource Development category for their work on this project.
  The EuroAsia Interconnector will ultimately link the electrical systems of Israel, Cyprus, Crete, and Attica (continental Greece) using over 3000 km of submarine cables with HVDC Voltage Sourced Converter (VSC) converter stations at each connection point. The project will have an initial capacity of 1000 MW, with an ultimate capacity of 2000 MW. Teshmont has been retained to provide specialist HVDC engineering services and will be responsible for Front End Engineering Design (FEED). The EuroAsia Interconnector is a leading European Union Project of Common Interest (PCI). PCIs are key infrastructure projects that link the energy systems of EU countries and are intended to help the EU achieve its energy policy and climate objectives.
  Teshmont has carried out feasibility studies for more than 10 potential wind farm projects in Alberta. Based on the results of the feasibility studies, Teshmont’s clients have initiated the Alberta Electric System Operator (AESO) Connection Process. Teshmont feasibility studies scope includes determining the maximum generation feasible for selected locations, identifying potential interconnection alternatives for each project, and identifying potential thermal violations under net zero conditions.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Media Contact	Investor Contact
Ashley Warnock	Tom McMillian
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (403) 466-7220
ashley.warnock@Stantec.com	tom.mcmillan@stantec.com

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